Filed pursuant to Rule 253(g)(2)

File No. 024-12763

SUPPLEMENT DATED OCTOBER 2, 2026

TO OFFERING CIRCULAR DATED JULY 6, 2026

Green Coffee Company Holdings, LLC

1301 West 22nd St. Suite 310

Oak Brook, Illinois, 60523
(716) 997-9074
www.greencoffeecompany.com

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated July 6, 2026, of Green Coffee Company Holdings, LLC (the “Company”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The Offering Circular dated July 6, 2026, is available HERE  and the supplement dated October 1, 2026 is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed semiannual report on Form 1-SA for the semiannual period ended June 30, 2026, which can be found HERE.